EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in Millions Except Per Share Amounts)

	Years Ended December 31,
	2009	2008(A)	2007(A)	2006(A)	2005(A)
Earnings:
Income before income taxes	$3,538	$3,005	$2,563	$2,059	$2,134

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	88	106	167	167	142
Portion of rents representative of interest factor	71	61	52	47	44
Loss on equity investments	—	—	—	—	—
Less:
Gain on equity investments	(5)	(4)	(3)	(3)	(2)
Income as adjusted	$3,692	$3,168	$2,779	$2,270	$2,318
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$88	$106	$167	$167	$142
Portion of rents representative of interest factor	71	61	52	47	44
Capitalized interest	14	9	6	4	3
Total fixed charges	$173	$176	$225	$218	$189
Preferred Dividends:
Dividends declared on Preference stock	36	35	35	36	35
Total preferred dividends	$36	$35	$35	$36	$35
Ratio of earnings to fixed charges	21.3	18.0	12.4	10.4	12.3
Ratio of earnings to fixed charges and preferred dividends	17.7	15.0	10.7	8.9	10.3

(A)
Prior year amounts have been recalculated to conform to the current year presentation required by the Consolidation Topic of the FASB Codification. See Note 2 to the Consolidated Financial Statements for additional information.